SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Peter Friedli

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  28,334

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  28,334

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  28,334

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             4.4%

14.  TYPE OF REPORTING PERSON:  IN

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Freidli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel:  011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Rose Rita Graetz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  53,263

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  53,263

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  53,263

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             8.2%

14.  TYPE OF REPORTING PERSON:  IN

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Rose Rita Graetz
     Seestrasse 176
     8700 Kusnacht, Switzerland
     For purposes hereof, Tel: 011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  November 16, 1993

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Rose Rita Graetz

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  53,263

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  53,263

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  53,263

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             8.2%

14.  TYPE OF REPORTING PERSON:  IN

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Lombard Odier & Cie

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  11,656

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  11,656

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  11,656

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             1.8%

14.  TYPE OF REPORTING PERSON:  BK

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Friedli Corporate Finance AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  Not applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IA

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  August 13, 1993

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Friedli Corporate Finance AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IA

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Cofinvest 97 Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IV

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Cofinvest 97 Ltd.
     Pasea Estate
     Road Town
     Tortola, British Virgin Islands
     For purposes hereof, Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  August 13, 1993

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Cofinvest 97 Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 36,555

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 36,555

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  36,555

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             5.6%

14.  TYPE OF REPORTING PERSON:  IV

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Great Eslyn Side Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  41,699

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  41,699

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  41,699

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%

14.  TYPE OF REPORTING PERSON:  IA

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Great Eslyn Side Inc.
     Citco Building
     P.O. Box 662
     Road Town
     Tortola, British Virgin Islands
     For purposes hereof, Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  August 4, 1995

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Great Eslyn Side Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)          (b)  X

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN
     ISLANDS

7.   SOLE VOTING POWER:  41,699

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  41,699

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  41,699

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             6.4%

14.  TYPE OF REPORTING PERSON:  IA

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Courtag AG

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             0%

14.  TYPE OF REPORTING PERSON:  IV

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19


DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Salvano Caminelli

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  ITALY

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             0%

14.  TYPE OF REPORTING PERSON:  IN

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:   Purus, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per
share.

CUSIP NUMBER:  746400209

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Peter Friedli
     c/o Friedli Corporate Finance AG
     Freigutstrasse 5
     8002 Zurich, Switzerland
     Tel: 011 411 201 49 19

DATE OF EVENT WHICH REQUIRES FILING:  June 6, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the statement: [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  746400209

1.   NAME OF REPORTING PERSON:  Hans C. Ochsner

--   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  Not applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  SWITZERLAND

7.   SOLE VOTING POWER:  0

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  0

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             0%

14.  TYPE OF REPORTING PERSON:  IN

     Item 1.   Security and Issuer

          This statement relates to the Common Stock, $0.01 par value per share (the "Common Stock"), issued by Purus, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 600 California Street, Suite 1300, San Francisco, California 94108. All references to numbers of shares of Common Stock herein give effect to the one for ten reverse stock split of the Company effected in November 1995.

     Item 2.   Identity and Background

          (a) This statement is filed by Peter Friedli, an individual of Swiss citizenship; Rose Rita Graetz, an individual of Swiss citizenship; Lombard Odier & Cie, a Swiss Bank; Friedli Corporate Finance AG, a Swiss investment advisor; Cofinvest 97 Ltd., a British Virgin Islands investment company; Great Eslyn Side Inc., a British Virgin Islands investment management company; Courtag, AG, a Swiss investment company; Silvano Cominelli, an individual of Italian citizenship, and Hans C. Ochsner, an individual of Swiss citizenship. Each of the foregoing persons, with the exception of Mr. Ochsner, executed, or, in the cases of Ms. Graetz, Great Eslyn Side Inc. and Mr. Cominelli, directed or caused the execution by the nominee holders of the shares of Common Stock beneficially owned by them of, a Demand Letter (as defined in Item 4 hereof) and are sometimes collectively referred to herein as the "Original Group Members." Any disclosures herein with respect to persons other than Group Members (as defined in Item 4 hereof) are made on information and belief after making inquiry to the appropriate party.

          This statement is also filed by Rose Rita Graetz, Friedli Corporate Finance AG, Cofinvest 97 Ltd. and Great Eslyn
Side Inc., in their individual capacities.

          The managing partners of Lombard Odier & Cie are set forth on Schedule A hereto. The directors and executive officers of Friedli Corporate Finance AG are set forth on Schedule B hereto. The directors and executive officers of Cofinvest 97 Ltd. are set forth on Schedule C hereto. The directors and executive officers of Great Eslyn Side Inc. are set forth on Schedule D hereto. The directors and executive officers of Courtag AG are set forth on Schedule E hereto.

          (b) The business address of Peter Friedli is c/o Friedli Corporate Finance AG, Freigutstrasse 5, 8002 Zurich, Switzerland. Mr. Friedli's present principal occupation is the provision of investment advisory and investment banking services to foreign persons or entities.

          (c)  The address of Rose Rita Graetz is Seestrasse
176, 8700 Kusnacht, Switzerland.  She is not presently employed.

          (d)  The principal business address for Lombard Odier
& Cie is set forth on Schedule A hereto. The principal occupations, business addresses and citizenship of the managing partners of Lombard Odier & Cie are set forth on such Schedule
A.

          (e)  The principal business address of Friedli
Corporate Finance AG is set forth on Schedule B hereto. The principal occupations, business addresses and citizenship of the directors and executive officers of Friedli Corporate Finance AG are set forth on such Schedule B.

          (f) The principal business address for Cofinvest 97 Ltd. is set forth on Schedule C hereto. The principal occupations, business addresses and citizenship of the directors and executive officers of Cofinvest 97 Ltd. are set forth on such Schedule C. The outstanding securities of Cofinvest are owned by approximately 25 Swiss banks.

          (g) The principal business address for Great Eslyn Side Inc. is set forth on Schedule D hereto. Erwin R. Griesshammer is the sole shareholder of Great Eslyn Side Inc. and, as such, controls such corporation. He is also the sole director and executive officer of Great Eslyn Side Inc. and his principal occupation, business address and citizenship is set forth on such Schedule D.

          (h) The principal business address of Courtag AG is set forth on Schedule E hereto. The principal occupations, business addresses and citizenship of the directors and executive officers of Courtag AG are set forth on such Schedule
E.

          (i)  Silvano Cominelli's address is
Zurichbergstrasse 136, 8044 Zurich, Switzerland. Mr. Cominelli is a student.

          (j)  Hans C. Ochsner's address is Obstgartenstrasse
22, 8136 Gattikon, Switzerland.  He is a private investor.

          (k) None of the persons referred to in paragraphs (a) through (j) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (l) None of the persons referred to in paragraphs (a) through (j) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other
               Consideration

          The aggregate amount of funds and other consideration used by each of the Group Members in making their respective acquisitions of shares of Common Stock is as follows:

          (a)  Peter Friedli acquired, directly or indirectly,
(i) 9,000 shares of Common Stock in exchange for services rendered and (ii) 19,334 shares of Common Stock by purchasing the same from Silvano Cominelli for an aggregate purchase price of $58,002.

          (b) Rose Rita Graetz acquired (i) 12,400 shares of Common Stock upon conversion of convertible notes issued by the Company in 1992, (ii) 20,000 shares of Common Stock upon exchange of 200,000 shares of Series B Preferred Stock issued by the Company in 1992, (iii) 2,106 shares of Common Stock by means of a stock dividend paid by the Company in July 1993 and (iv) 48,757 shares of Common Stock for an aggregate purchase price of $1,651,301. Ms. Graetz sold 30,000 shares of Common Stock in September 1994, and owns, as of the date hereof, 53,263 shares of Common Stock.

          (c) Lombard Odier & Cie acquired (i) 8,206 shares of Common Stock upon conversion of convertible notes issued by the Company in 1992 and (ii) 5,530 shares of Common Stock for an aggregate purchase price of $307,812.50. Lombard Odier & Cie sold 450 shares of Common Stock in September 1995, 1,300 shares of Common Stock in May 1996, and 330 shares of Common Stock on June 30, 1996, and owns, as of the date hereof, 11,656 shares of Common Stock.

          (d) Friedli Corporate Finance AG shares beneficial ownership of 36,555 shares of Common Stock with Cofinvest 97 Ltd. because it is an investment advisor thereto and shares voting and dispositive power with respect to such shares. Such shares were acquired by Cofinvest 97 Ltd. See Item 3(e) below.

          (e) Cofinvest 97 Ltd. shares beneficial ownership of 36,555 shares of Common Stock with Friedli Corporate Finance AG. Of such shares, (i) 20,555 were acquired upon conversion of convertible notes issued by the Company and (ii) 16,000 were acquired for an aggregate purchase price of $480,000.

          (f)  Great Eslyn Side Inc. acquired an aggregate of
41,699 shares of Common Stock for an aggregate purchase price of $3,802,749.

          (g) Courtag AG acquired an aggregate of 5,200 shares of Common Stock for an aggregate purchase price of $312,000, all of which it sold on August 15, 1996.

          (h) Silvano Cominelli acquired an aggregate of 19,334 shares of Common Stock for an aggregate purchase price of $249,999.99, all of which he sold on August 28, 1996.

          (i) Hans C. Ochsner has never owned any shares of Common Stock.

          The shares of Common Stock purchased by Peter Friedli, Rose Rita Graetz, Friedli Corporate Finance AG, Great Eslyn Side Inc. and Silvano Cominelli were purchased with funds obtained from their respective working capital or personal funds, as the case may be. Amounts used for the purchase of shares by Lombard Odier & Cie, Cofinvest 97 Ltd. and Courtag AG, each of which is a Swiss bank or an investment fund, consisted of funds invested by their respective clients; however each of the referenced entities has sole dispositive and voting power which respect to the shares of Common Stock indicated herein to be owned by it, except that Friedli Corporate Finance AG shares dispositive and voting power with respect to the shares owned by Cofinvest 97 Ltd.

     Item 4.   Purpose of Transaction

          Each of the Group Members acquired his, her or its shares of Common Stock for investment purposes.

          Each of the Original Group Members executed separate letters (collectively, the "Demand Letters" and, individually, a "Demand Letter") dated June 6, 1996, except in the case of (a) Rose Rita Graetz, who directed Lombard Odier & Cie, with respect to 4,506 shares of Common Stock, and Rahn & Bodmer, with respect to 48,757 shares of Common Stock, each as the nominee holder of such shares on behalf of Ms. Graetz, to execute a Demand Letter,
(b) Great Eslyn Side Inc., which directed Swiss American Securities Inc., as the nominee holder of such shares on behalf of Great Eslyn Side Inc., to execute a Demand Letter, and (c) Silvano Cominelli, who directed Banca Novara (Suisse), as the nominee holder of record on behalf of Mr. Cominelli, to execute a Demand Letter. Experta AG, a Swiss investment company, also executed a Demand Letter. To the knowledge and belief of the Group Members, Experta AG beneficially owned 8,018 shares of Common Stock as of June 6, 1996, but has since sold all of its shares of Common Stock and, other than its execution of such Letter, has not participated with the Group Members in any of the activities discussed herein.

          On August 28, 1996, subsequent to the execution and delivery to the Company of the Demand Letters, Peter Friedli purchased 19,334 shares of Common Stock held in nominee name by Banca Novara (Suisse) on behalf of Silvano Cominelli at a price of $3.00 per share. Such shares represented Mr. Cominelli's entire interest in the Company. In addition, on August 15, 1996, subsequent to the execution and delivery to the Company of the Demand Letters, Courtag AG sold all of its shares of Common Stock at an aggregate price of $12,000. Hans C. Ochsner became a Group Member in October 1996, when he agreed to join the Purus Stockholders' Protective Committee (the "Committee"), as more fully discussed below. As a result of the above described dispositions of shares of Common Stock and Mr. Ochsner's participation in the Committee, the group is currently comprised of Peter Friedli, Rose Rita Graetz, Lombard Odier & Cie, Friedli Corporate Finance AG, Cofinvest 97 Ltd., Great Eslyn Side Inc. and Hans Ochsner, who are sometimes collectively referred to herein as "Current Group Members". When used herein, the term "Group Members" shall refer to both Original Group Members and Current Group Members.

          Each of the Demand Letters called for a special meeting of stockholders of the Company (the "Special Meeting"), pursuant to Article III, Section 6(a) of the Company's By-laws and the Delaware General Corporation Law and requested that the Board of Directors deliver notice of such a meeting to the stockholders in accordance with the provisions of Article III, Sections 6(b) and 7 of the By-laws. Pursuant to Section 6(a) of the Company's By-laws, a special meeting of the stockholders of the Company may be called by holders of shares of Common Stock entitled to cast not less than 20% of the votes at such meeting. As stated in each of the Demand Letters, the Original Group Members' purpose for calling the Special Meeting was to consider removal of members of the Board of Directors of the Company.

          On August 1, 1996, Russell K. Burbank, Chairman of the Board, President and Chief Executive Officer of the Company, advised Mr. Friedli in writing that the stockholders who had requested the Special Meeting in the Demand Letters did not constitute the holders of record of at least 20% of the outstanding Common Stock. In response, by letter dated August 8, 1996, Mr. Friedli confirmed that certain of the stockholders listed in the Demand Letters were indeed the holders of shares of Common Stock entitled to cast greater than 20% of the votes at a special meeting of stockholders. Mr. Friedli also demanded a list of the Company's stockholders in preparation for the requested Special Meeting, which he received from the Company on August 15, 1996.

          Two of the Current Group Members, Peter Friedli and Hans C. Ochsner, formed the Committee to solicit proxies in connection with the Special Meeting to be held on November 20, 1996, two days prior to the Company's 1996 Annual Meeting of Stockholders announced for November 22, 1996 (the "Annual Meeting"). The purpose of the Special Meeting is to request stockholder approval for the removal of two of the three current members of the Company's Board of Directors. The Current Group Members, representing 26.34% of the issued and outstanding shares of Common Stock as of the date of this filing (see Item 5 hereof), have informed the Committee of their intent to support its proxy solicitation efforts and to execute proxies in favor of the Committee's proposal to remove two of the three current members.

          Currently, the Board of Directors of the Company is comprised of the following three individuals: Russell K. Burbank, Michael V. Dettmers and Reinhard Siegrist. The Committee intends to solicit proxies to be voted at the Special Meeting for the removal of Messrs. Burbank and Dettmers from the Board of Directors. If successful, the Committee will recommend that Mr. Siegrist, as the sole remaining Board member, fill the vacancies created by such removals by appointing Messrs. Joel R. Meznick and Hans C. Ochsner as new directors of the Company. Neither the Committee nor any Group Members have any agreement or arrangement with Mr. Siegrist concerning his remaining on the Board or his appointment of the nominees for director recommended by the Committee. The Committee will also recommend that the reconstituted Board move to adjourn and reschedule the Annual Meeting for no later than February 1997. The Committee hopes that the reconstituted Board will utilize this time to develop a plan for future growth of the Company and to re-examine the prudence of a proposed cash dividend of $3.00 per share, for which the Company's current Board is seeking approval at the Annual Meeting.

          The Current Group Members are also dissatisfied with the performance of Mr. Burbank as the president and chief executive officer of the Company and will recommend that the newly constitute Board seriously consider whether his continued service is in the best interest of the Company.

          The Committee has retained a proxy solicitation firm in connection with the solicitation of proxies for the Special Meeting and will agree to be responsible for the fees and expenses of such solicitor. The Committee may seek reimbursement from the Company for those fees and expenses and, in such event, does not intend to seek stockholder approval for such reimbursement at a subsequent meeting unless such approval is required under the Delaware General Corporation Law.

          The Group Members intend to continually assess the market for the Common Stock, as well as the Company's financial position and operations. The Group Members do not have plans to acquire additional shares of Common Stock at the present time, but may determine to acquire additional shares in the future depending on, among other things, the prevailing market price of the Common Stock. The Group Members may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock, depending upon a continuing assessment and upon future developments. In making any such determination, the Group Members will consider their goals and objectives, other business opportunities available to them, as well as general economic and stock market conditions. The foregoing actions may be taken by one or more of the Group Members and, while currently there are no plans to do so, possibly in combination with others.

          Except as set forth above, the Group Members do not have any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any material change in the present capitalization or dividend policy of the Company;

          (e) Any other material change in the Company's business or corporate structure;

          (f) Changes in the Company's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or

          (i) Any action similar to any of those enumerated above.

          Although, except as disclosed herein, the Group Members have no plans or proposals to engage in any of the transactions specified in paragraphs (a) through (i) of this
Item 4, one or more of the Group Members may consider one or more of such transactions in the future depending upon factors including, but not limited to, the market for the Company's Common Stock, the Company's prospects, alternative investment opportunities, general economic, business and monetary conditions, as well as other factors deemed relevant from time to time.

     Item 5.   Interest in Securities of the Issuer

          (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 651,192 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 28, 1996, as reported by the Company in its Form 10-Q for the period ending September 28, 1996, filed with the Commission on October 6, 1996.

As of June 6, 1996:

          (i) Peter Friedli was the beneficial owner of 9,000 shares of Common Stock, which represented approximately
     1.38% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (ii) Rose Rita Graetz was the beneficial owner of 4,506 shares of Common Stock, held in nominee name by Lombard Odier & Cie, and 48,757 shares of Common Stock held in nominee name by Rahn & Bodmer, which, in the aggregate, represented approximately 8.18% of the issued and outstanding shares of Common Stock as of September 28, 1996.

        (iii) Lombard Odier & Cie was the beneficial owner of 11,986 shares of Common Stock, which represented approximately 1.84% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (iv) Friedli Corporate Finance AG shared beneficial ownership of 36,555 shares of Common Stock with Cofinvest 97 Ltd., which represented approximately 5.61% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

          (v) Cofinvest 97 Ltd. shared beneficial ownership of 36,555 shares of Common Stock with Friedli Corporate Finance AG, which represented approximately 5.61% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (vi) Great Eslyn Side Inc. was the beneficial owner of 41,699 shares of Common Stock, held in nominee name by Swiss American Securities Inc., which represented approximately 6.40% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

        (vii) Courtag AG was the beneficial owner of 5,200 shares of Common Stock, which represented approximately
     0.79% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

       (viii) Silvano Cominelli was the beneficial owner of 19,334 shares of Common Stock held in nominee name by Banca Novara (Suisse), which represented approximately 2.97% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (ix) Hans C. Ochsner did not beneficially own any shares of Common Stock.

          (x) In the aggregate, the Original Group Members owned a total of 177,037 shares of Common Stock, which represented approximately 27.19% of the issued and outstanding shares of Common Stock as of September 28, 1996.

As of the date of this statement:

          (i) Peter Friedli is the beneficial owner of 28,334 shares of Common Stock, which represents approximately
     4.35% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (ii) Rose Rita Graetz is the beneficial owner of 4,506 shares of Common Stock, held in nominee name by Rahn & Bodmer, and 48,757 shares of Common Stock held in nominee name by Rahn & Bodmer, which, in the aggregate, represents approximately 8.18% of the issued and outstanding shares of Common Stock as of September 28, 1996.

        (iii) Lombard Odier & Cie is the beneficial owner of 11,656 shares of Common Stock, which represents approximately 1.59% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (iv) Friedli Corporate Finance AG shares beneficial ownership of 36,555 shares of Common Stock with Cofinvest 97 Ltd., which represents approximately 5.61% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

          (v) Cofinvest 97 Ltd. shares beneficial ownership of 36,555 shares of Common Stock with Friedli Corporate Finance AG, which represents approximately 5.61% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

         (vi) Great Eslyn Side Inc. is the direct beneficial owner of 41,699 shares of Common Stock, held in nominee name by Swiss American Securities Inc., which represents approximately 6.40% of the issued and outstanding number of shares of Common Stock as of September 28, 1996.

        (vii)  Courtag AG does not own any shares of Common
     Stock.

         (ix) Silvano Cominelli does not own any shares of Common Stock.

          (x) Hans C. Ochsner does not beneficially own any shares of Common Stock.

         (xi) In the aggregate, the Current Group Members own a total of 171,507 shares of Common Stock, which represent approximately 26.34% of the issued and outstanding shares of Common Stock as of September 28, 1996.

          (b) Each of the Group Members has the sole power to vote and dispose of the shares owned by him, her or it, except that Friedli Corporate Finance AG and Cofinvest 97 Ltd. share the power to vote and dispose of the shares of Common Stock owned by Cofinvest 97 Ltd.

          (c) On August 28, 1996, Peter Friedli purchased 19,334 shares of Common Stock from Silvano Cominelli for an aggregate purchase price of $58,002 ($3.00 per share). On May 15, 1996, Lombard Odier & Cie sold 1,300 shares of Common Stock on the open market for an aggregate purchase price of $4,550 ($3.50 per share) and, on June 30, 1996, sold 330 shares of Common Stock on the open market for an aggregate purchase price of $1,237.50 ($3.75 per share). On August 15, 1996, Courtag AG sold 5,200 shares of Common Stock on the open market for an aggregate purchase price of $12,000 ($2.31 per share). No other Group Member has engaged in any transactions in the Common Stock in the past 60 days or within 60 days of June 6, 1996, the date of the formation of the Group.

          (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          Peter Friedli provides investment advice to certain of the Group Members. In addition, Mr. Friedli provides investment advice to certain other foreign stockholders of the Company who, in the aggregate, hold approximately 20% of the issued and outstanding shares of Common Stock. In such connection, Mr. Friedli has recommended the purchase of securities of the Company for their own accounts and advised his clients on the conversion of certain of such securities. However, except as disclosed in this Schedule 13D, none of such persons is a Group Member nor have any such persons indicated an intent to so become a Group Member. Mr. Friedli disclaims any dispositive or voting power over the shares of Common Stock owned by such stockholders, and, accordingly, disclaims beneficial ownership of all such shares of Common Stock. Nevertheless, Mr. Friedli acknowledges that the holders of Common Stock advised by him are likely to vote their respective shares of Common Stock in a manner he advises.

          The Group Members have informed the Committee of their intent to support its proxy solicitation efforts and to execute proxies in favor of the Committee's proposal to remove two of the three current members.

          Mr. Friedli served as a director of the Company from its inception until his resignation from the Board on November 17, 1995. In addition, the Company has retained Friedli Corporate Finance AG as its investment banker since its inception. The Company claims that it terminated such arrangement on July 22, 1996. Mr. Friedli was principal of Friedli Corporate Finance AG until January 1, 1996.

          Each of the Group Members has executed a Joint Filing Agreement, dated as of October 21, 1996 (the "Joint Filing Agreement"), pursuant to Rule 13d-1(f) of the Exchange Act pursuant to which such Group Members granted a power of attorney in favor of Mr. Friedli to execute on their behalf this
Schedule 13D and all amendments hereto and such other documents in connection therewith, and to file the same with the Commission on behalf of such Group Members.

          Item 7.   Material to be Filed as Exhibits

          (a)  Joint Filing Agreement.

          (b)  Sample Demand Letter, dated June 6, 1996, from an
Original Group Member to the Company.

          (c)  Letter, dated August 1, 1996, from the Company to
Peter Friedli.

          (d) Letter, dated August 8, 1996, from Mr. Friedli to the Company.

                           Signature


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 21, 1996

                                        Peter Friedli
                                    -----------------------
                                        Peter Friedli

                                                    SCHEDULE A


              Directors and Executive Officers of

                      Lombard Odier & Cie
                   11, Rue de la Corraterie
                   1204 Geneva, Switzerland




Name      Business Address    Principal Business or Occupation   Citizenship


Jean A.   Lombard Odier & Cie           Banker                   Swiss
Bonna;    11, Rue de la Corraterie
Managing  1204 Geneva
Partner   Switzerland

Thierry   Lombard Odier & Cie           Banker                   Swiss
Lombard;  11, Rue de la Corraterie
Managing  1204 Geneva
Partner   Switzerland

Patrick   Lombard Odier & Cie           Banker                   Swiss
Odier;    11, Rue de la Corraterie
Managing  1204 Geneva
Partner   Switzerland

Philippe  Lombard Odier & Cie           Banker                   Swiss
Sarasin;  11, Rue de la Corraterie
Managing  1204 Geneva
Partner   Switzerland

Hans-     Lombard Odier & Cie           Banker                   Swiss
Ruedi     11, Rue de la Corraterie
Spillearn;1204 Geneva
Managing  Switzerland
Partner

Richard   Lombard Odier & Cie           Banker                   Swiss
von       11, Rue de la Corraterie
Tscharner;1204 Geneva
Managing  Switzerland
Partner

                                                                    SCHEDULE B


                      Directors and Executive Officers of

                         Friedli Corporate Finance AG
                            Freigutstrasse 5, 8002
                              Zurich, Switzerland




Name; Title         Business Address         Principal Business  Citizenship

Christa Wagner;     Freigutstrasse 5         Investment Advisor  Swiss
Director            c/o Friedli Corporate
                    Finance AG
                    8002 Zurich, Switzerland

                                                  SCHEDULE C



             Directors and Executive Officers of

                      Cofinvest 97 Ltd.
                        Pasea Estate
                          Road Town
               Tortola, British Virgin Islands




                                   Principal Business
Name; Title    Business Address    or Occupation                   Citizenship

Savetech,      Torre Swiss Bank    Fiduciary and investment           Panama
Inc.; Director Calle 53 Obarrio    company
               Panama

Publio         Urb. Obarrio        Office Clerk, Morgan               Panama
Augustin;      Torre Swiss Bank    & Morgan, a fiduciary
Director       Piso 16             company
of Savetech    Panama


Angela del     Urb. Obarrio        Secretary, Morgan                  Panama
Carmen Arango; Torre Swiss Bank    & Morgan, a fiduciary
Director of    Piso 16             company
Savetech       Panama

Clara Sonia    Urb. Obarrio        Office Clerk, Morgan               Panama
Del Roraio;    Torre Swiss Bank    & Morgan, a fiduciary
Director of    Piso 16             company
Savetech       Panama

                                                  SCHEDULE D


             Directors and Executive Officers of

                    Great Eslyn Side Inc.
                       Citco Building
                        P.O. Box 662
                          Road Town
               Tortola, British Virgin Islands




                                   Principal Business
Name           Business Address    or Occupation                   Citizenship

Erwin R.       Bollbergstrasse 31  Investment Manager                 Swiss
Greisshammer;  5600 Lenzburg
President,     Switzerland
Secretary
and Director

                                                                   SCHEDULE E


                      Directors and Executive Officers of

                                  Courtag AG
                               Bahnhofstrasse 23
                             6301 Zug, Switzerland




Name      Business Address    Principal Business or Occupation   Citizenship

Antoine   c/o Courtag AG      Investment company manager         Swiss
Schaller; Bahnhofstrasse 23
Manager   6301 Zug, Switzerland
and Director

                        EXHIBIT INDEX


Exhibit No.    Document



1 Joint Filing Agreement pursuant to Rule 13d-l(f), including Power of Attorney granted to Peter Friedli to sign Schedule 13D and all amendments thereto, and to file the same with the Securities and Exchange Commission, and other documents in connection therewith, on behalf of each of the Group Members.

2 Sample Demand Letter, dated June 6, 1996, from an Original Group Member to the Company.

3 Letter, dated August 1, 1996, from the Company to Peter Friedli.

4 Letter, dated August 8, 1996, from Mr. Friedli to the Company.